Exhibit B

Schedule of Transactions in Shares

Date of Transaction	Title of Class	Number of Shares Acquired	Number of Shares Disposed	Price Per Share
November 3, 2026	Common Stock, par value $1.00 per share		4,648,133	$0.2163 (1)

(1) The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $0.1902 to $0.2409. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in footnote (1).